UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated November 4, 2021, announcing the Company's financial results for the third quarter ended September 30, 2021.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 5, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES THIRD QUARTER 2021 RESULTS
HIGHLIGHTS

•	Several catalysts & seasonal trading patterns have triggered improved freight market from early September
•	Despite this Q3 remained very challenging as it represented the trough of cycle
•	New $200m corporate bond at lower coupon completed in September
•	Q3 cash dividend of USD 3 c per share
•	Sequential improvement in current quarter +49% in VLCC
•	Q4 so far VLCC 46% at USD 13,440 per day; Suezmax 44% at USD 9,750 per day

ANTWERP, Belgium, 4 November 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results for the third quarter ended 30 September 2021 today.

Hugo De Stoop, CEO of Euronav said: ”We have every reason to be confident that we have now come through the trough of this particular cycle, after a third quarter that was among the most challenging for our market in recent memory. Alongside a seasonal uplift ahead of winter, several catalysts have driven a sustained upward movement in freight rates during the current quarter. The demand for oil transportation is recovering thanks to an improved crude demand as part of post-COVID global economic recovery, additional demand for fuel oil as energy producers are switching to a cheaper solution, and an OPEC+ production growth translating into exports. Whilst this has come from a low base level, we believe this trajectory will be maintained as oil demand continues to recover toward pre-COVID levels of consumption, and the robust medium term tanker market fundamentals gains traction going forward.”

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Third Quarter 2021	Third Quarter 2020	Year-to-Date 2021	Year-to-Date 2020

Revenue	99,144	240,951	316,800	1,092,310
Other operating income	2,439	1,856	7,112	7,852

Voyage expenses and commissions	(32,825)	(35,521)	(83,586)	(98,492)
Vessel operating expenses	(51,537)	(52,868)	(163,722)	(157,930)
Charter hire expenses	(3,915)	(1,339)	(8,198)	(7,250)
General and administrative expenses	(14,329)	(15,201)	(44,345)	(47,084)
Net gain (loss) on disposal of tangible assets	—	—	10,568	22,728
Depreciation	(87,787)	(80,115)	(259,012)	(241,903)

Net finance expenses	(22,710)	(15,718)	(60,522)	(52,922)
Share of profit (loss) of equity accounted investees	5,907	4,360	17,084	15,658
Result before taxation	(105,613)	46,405	(267,821)	532,967
Tax benefit (expense)	(294)	(207)	1,224	(1,525)
Profit (loss) for the period	(105,907)	46,198	(266,597)	531,442
Attributable to: Owners of the Company	(105,907)	46,198	(266,597)	531,442

The contribution to the result is as follows:

(in thousands of USD)	Third Quarter 2021	Third Quarter 2020	Year-to-date 2021	Year-to-Date 2020

Tankers	(112,539)	41,711	(285,796)	518,366
FSO	6,632	4,487	19,199	13,076
Result after taxation	(105,907)	46,198	(266,597)	531,442

Information per share:

(in USD per share)	Third Quarter 2021	Third Quarter 2020	Year-to-Date 2021	Year-to-Date 2020
Weighted average number of shares (basic) *	201,677,981	207,338,231	201,677,981	212,477,203
Result after taxation	(0.53)	0.22	(1.32)	2.50

∗	The number of shares issued on 30 September 2021 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 September 2021 is 201,677,981.

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Third Quarter 2021	Third Quarter 2020	Year-to-Date 2021	Year-to-Date 2020

Profit (loss) for the period	(105,907)	46,198	(266,597)	531,442
+ Net interest expenses	22,468	18,136	60,125	52,603
+ Depreciation of tangible and intangible assets	87,787	80,115	259,012	241,903
+ Income tax expense (benefit)	294	207	(1,224)	1,525
EBITDA (unaudited)	4,642	144,656	51,316	827,473

+ Net interest expenses JV	691	1,151	2,321	3,742
+ Depreciation of tangible and intangible assets JV	3,109	5,494	9,225	16,564
+ Income tax expense (benefit) JV	694	457	2,005	1,323
Proportionate EBITDA	9,136	151,758	64,867	849,102

Proportionate EBITDA per share:

(in USD per share)	Third Quarter 2021	Third Quarter 2020	Year-to-Date 2021	Year-to-Date 2020

Weighted average number of shares (basic)	201,677,981	207,338,231	201,677,981	212,477,203
Proportionate EBITDA	0.05	0.73	0.32	4.00

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2021, the Company realized a net loss of USD 105.9 million or USD (0.53) per share (third quarter 2020: a net profit of 46.2 USD million or USD 0.22 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 9.1 million (third quarter 2020: USD 151.8 million).

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2021	Third quarter 2020
VLCC
Average spot rate (in TI Pool)*	9,000	42,000
Average time charter rate**	50,250	48,750
SUEZMAX
Average spot rate***	10,250	23,500
Average time charter rate	29,500	29,500

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Updated delivery schedule

Delivery of the first two of our eight vessels currently under construction will be made in late January, with two Daehan constructed Suezmax joining our fleet toward the end of the month.

Outstanding capital expenditure for the eight vessels at the end of Q3 2021 was USD 467 million split USD 48 million in Q4 2021, USD 119 million in 2022, USD 234 million in 2023 and USD 66 million in 2024.

Maintenance
On our existing fleet, we will continue to take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings. 27 dry dockings are scheduled to take place in 2021 (18 VLCCs and 9 Suezmaxes) of which 23 have been completed already (18 VLCCs and 5 Suezmaxes).

Cash dividend related to Q3 2021
Euronav will distribute a dividend of USD 3 cents for the third quarter.

Q3-2021 dividend (coupon 27):

Ex dividend	22 November 2021
Record date	23 November 2021
Payment date	30 November 2021

In view of the record date of Tuesday 23 November 2021, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Monday 22 November 2021 at 9.00 a.m. (Belgian time) until Tuesday 23 November at 9.00 a.m. (Belgian time).

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

FINANCING AT EURONAV

Liquidity
Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity, and debt investors. At the end of September 2021, the Company had liquidity of USD 791 million, comprising USD 162 million cash and USD 629 million undrawn committed credit facilities.

$200m corporate bond launched in August in Oslo
On 2 September 2021, Euronav Luxembourg S.A. announced a successful placement of USD 200 million senior unsecured bonds. The bonds are guaranteed by Euronav NV, mature in September 2026, and carry a coupon of 6.25%. An application will be made for the bonds to be listed on Oslo Stock Exchange.

The offering attracted strong global investor demand and was significantly oversubscribed. The net proceeds from the bond issue will be used for general corporate purposes and/or refinancing of the existing USD 200 million bond (ISIN: NO0010793888) maturing in May 2022. As part of this transaction Euronav bought back USD 132 million of the USD 200 million senior bonds issued in 2017 and due to mature in May 2022. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue.

COVID-19 UPDATE

We recognize that many seafarers have endured intense hardship while working to keep trade flowing, and we are grateful to them for their service. Crew changes have remained a challenging operation throughout the third quarter as the restrictions on crew changes due to COVID-19 remain active in various regions and nations. It seems that returning to a normal crew change regime is still an anticipation without a clear timeline. Our crews have demonstrated resilience throughout this period to keep moving crude, despite numerous difficulties in relation to crew changes and repatriation.

We strive through our participation and cooperation with international shipping associations to sensitize more countries to recognize the "key worker" status that seafarers deserve and facilitate crew travel possibilities.

Vaccination schemes for international seafarers continue to gain traction in many countries, including USA, Canada, Belgium, France, UK, Spain, Norway, Netherlands, Italy, Germany, Denmark, Croatia, Singapore, India, Indonesia, South Africa, etc. which is a very positive evolution. Euronav continues to actively encourage and support our seafarers to avail vaccination opportunities as they are presented onboard, at a Port of embarkation or disembarkation, as well as their home countries.

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

TANKER MARKET & OUTLOOK

We are now seeing a strong recovery in freight rates and activity, albeit from a low base. The third quarter was a challenging freight environment but does in our view represent the trough in this cycle. A number of positive catalysts have been emerging since early September to drive a strong rebound. Since our business tends to work on a forward 6- to 8-week basis (average voyage duration), this improvement will become more visible during Q4 and onwards.

Among the catalysts driving the freight market recovery, the seasonal uplift in demand for crude ahead of winter has kicked in earlier than usual, with colder weather patterns occurring (South Korea, for instance, last month issued its first cold wave alert in 17 years). This effect has been enhanced by a second contributory factor, fuel switching, as extreme and sudden price rises for fuels such as gas and LNG have increased the relative attractiveness of crude and prompted some substitution. While estimates vary, this growth over the winter is expected to boost oil consumption by between 0.5-1.0 million bpd, driven by both economics and security of supply.

Thirdly, OPEC+ production growth has finally translated into sustained export expansion. Persian Gulf exports alone for instance, grew by 550,000 barrels in September (source Bloomberg). This has helped reduce the oversupply of tonnage, as has improving underlying demand for crude as the global economy continues to recover post-COVID. In October the IEA upgraded their demand forecasts for 2021 (by 170,000 bpd) and 2022 (210,000 bpd), with an expected record growth of 3.3 million bpd to 99.6 million bpd in 2022.

A fourth set of supportive data comes from the sector itself. A total of 8 large tankers (4 VLCC, 4 Suezmax) went to the recycling yards in September – the highest monthly number since March 2018. This is encouraging, as the high steel price is attracting attention to a global fleet with a long tail of older tonnage. Asset prices continue to grow with new build VLCCs now quoted at USD 107.5 million (11% rise during Q3) and Suezmax new build prices rising with 14% over the quarter. This reflects a very constrained supply background with Korean yards now quoting availability only in late 2024 as other shipping segments (containers, LNG and dry bulk) have placed multiple orders this year. This visibility on new supply provides a very supportive fundamental.

The two caveats to this positive background are (a) a return to restrictions based on further or new strains of COVID-19 and (b) an oil price at a seven year high already over USD 85 per barrel which, if it were rise further, could affect consumption if other energy sources would become relatively cheaper.

The medium-term outlook for the tanker sector remains constructive. We believe that core fundamentals – orderbook/fleet ratio that are at 25-year lows, a quarter of the global VLCC/Suezmax fleet that is already aged over 15 years and incoming emissions regulations – will begin to gain traction starting next year. These will contribute to further recovery in crude consumption as factors such as international travel and economic activity return to pre-COVID levels of 100 million barrels per day.

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

SUSTAINABILITY ACTIVITY

M/T Statia – Successful B30 Biofuel Trial
As one of the first in the oil tanker industry Euronav tested a B30 biofuel on a Suezmax, the Statia (2006- 150,205 dwt). The trial with the biofuel blend from energy supplier BP was successful. Lower carbon fuels will play an important role on the journey towards shipping decarbonization. Euronav is committed to accelerate the transition to lower carbon alternatives by testing the operational readiness and emission reduction potential of biofuels in a context of strategic partnerships.

The Suezmax Statia tested approximately 360 MT of the B30 biofuel blend during a two-week trial in September, while the vessel was in commercial operations on its way to Angola. The trial of the blend was successful and showed no significant differences in operations or any malfunctions that could lead to a breakdown. Nor showed any indications of adverse impact to the main engine and auxiliary diesel generators. There was a total emissions reduction of 25.8% during the voyage that the fuel was burned. As a result, and after departure in Chili, the remaining B30 biofuel blend on the vessel is now the only fuel in operational use, both for the main engine and the auxiliary engines, on its way to Brazil.

Euronav becomes signatory of the Call to Action for Shipping Decarbonization
Euronav has become a signatory of the Call to Action for Shipping Decarbonization in September. Together with already more than 150 members from the entire maritime ecosystem the Company urges governments and global shipping industry leaders to commit to decarbonizing international shipping by 2050. In conjunction with the UN General Assembly and ahead of critical climate negotiations at COP26 in Glasgow this November, they call on governments and international organizations to take decisive actions in support of shipping decarbonization.

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	4 November 2021
Event Time:	8 a.m. EST / 1 p.m. CET
Event Title:	“Q3 2021 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav211104kz4qDUVY.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10160959/ee56a1b078 Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 11 November 2021, beginning at 9 a.m. EST / 2 p.m. CET on 4 November 2021. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10160959.

*
*  *

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 4 November 2021 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 Results 2021: Thursday 3 February 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (with further three under construction), 25 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further five under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Condensed consolidated statement of financial position (unaudited)
(in thousand USD)

	September 30, 2021	December 31, 2020
ASSETS

Non-current assets
Vessels	3,037,325	2,865,308
Assets under construction	125,715	207,069
Right-of-use assets	40,248	52,955
Other tangible assets	1,319	1,759
Intangible assets	138	161
Receivables	54,333	55,054
Investments in equity accounted investees	66,517	51,703
Deferred tax assets	2,233	1,357

Total non-current assets	3,327,828	3,235,366

Current assets
Bunker inventory	26,580	75,780
Trade and other receivables	436,044	214,479
Current tax assets	139	136
Cash and cash equivalents	162,199	161,478

Total current assets	624,962	451,873

TOTAL ASSETS	3,952,790	3,687,239

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	563	935
Hedging reserve	(2,181)	(7,456)
Treasury shares	(164,104)	(164,104)
Retained earnings	250,672	540,714

Equity attributable to owners of the Company	2,026,647	2,311,786

Non-current liabilities
Bank loans	1,207,222	836,318
Other notes	—	198,279
Other borrowings	89,830	100,056
Lease liabilities	20,801	21,172
Other payables	4,532	6,893
Employee benefits	8,898	7,987
Provisions	956	1,154

Total non-current liabilities	1,332,239	1,171,859

Current liabilities
Trade and other payables	99,038	85,150
Current tax liabilities	936	629
Bank loans	29,150	20,542
Other notes	263,616	—
Other borrowings	170,017	51,297
Lease liabilities	30,894	45,749
Provisions	253	227

Total current liabilities	593,904	203,594

TOTAL EQUITY and LIABILITIES	3,952,790	3,687,239

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2021	2020
	Jan. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2020
Shipping income
Revenue	316,800	1,092,310
Gains on disposal of vessels/other tangible assets	10,568	22,728
Other operating income	7,112	7,852
Total shipping income	334,480	1,122,890

Operating expenses
Voyage expenses and commissions	(83,586)	(98,492)
Vessel operating expenses	(163,722)	(157,930)
Charter hire expenses	(8,198)	(7,250)
Depreciation tangible assets	(258,946)	(241,842)
Depreciation intangible assets	(66)	(61)
General and administrative expenses	(44,345)	(47,084)
Total operating expenses	(558,863)	(552,659)

RESULT FROM OPERATING ACTIVITIES	(224,383)	570,231

Finance income	10,402	15,182
Finance expenses	(70,924)	(68,104)
Net finance expenses	(60,522)	(52,922)

Share of profit (loss) of equity accounted investees (net of income tax)	17,084	15,658

PROFIT (LOSS) BEFORE INCOME TAX	(267,821)	532,967

Income tax benefit (expense)	1,224	(1,525)

PROFIT (LOSS) FOR THE PERIOD	(266,597)	531,442

Attributable to:
Owners of the company	(266,597)	531,442

Basic earnings per share	(1.32)	2.50
Diluted earnings per share	(1.32)	2.50

Weighted average number of shares (basic)	201,677,981	212,477,203
Weighted average number of shares (diluted)	201,773,240	212,489,772

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2020

Profit/(loss) for the period	(266,597)	531,442

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(373)	266
Cash flow hedges - effective portion of changes in fair value	5,275	(2,960)
Equity-accounted investees - share of other comprehensive income	756	(328)

Other comprehensive income (expense), net of tax	5,658	(3,022)

Total comprehensive income (expense) for the period	(260,939)	528,420

Attributable to:
Owners of the company	(260,939)	528,420

Condensed consolidated statement of changes in equity (unaudited)
 (in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	531,442	531,442
Total other comprehensive income (expense)	—	—	266	(2,960)	—	(328)	(3,022)
Total comprehensive income (expense)	—	—	266	(2,960)	—	531,114	528,420

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(334,126)	(334,126)
Treasury shares acquired	—	—	—	—	(99,999)	—	(99,999)
Total transactions with owners	—	—	—	—	(99,999)	(334,126)	(434,125)

Balance at September 30, 2020	239,148	1,702,549	565	(7,543)	(145,615)	617,046	2,406,150

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	936	(7,456)	(164,104)	540,714	2,311,787

Profit (loss) for the period	—	—	—	—	—	(266,597)	(266,597)
Total other comprehensive income (expense)	—	—	(373)	5,275	—	756	5,658
Total comprehensive income (expense)	—	—	(373)	5,275	—	(265,841)	(260,939)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at September 30, 2021	239,148	1,702,549	563	(2,181)	(164,104)	250,672	2,026,647

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Sep. 30, 2021	Jan. 1 - Sep. 30, 2020
Cash flows from operating activities
Profit (loss) for the period	(266,597)	531,442

Adjustments for:	290,486	257,723
Depreciation of tangible assets	258,946	241,842
Depreciation of intangible assets	66	61
Provisions	(171)	(241)
Income tax (benefits)/expenses	(1,224)	1,525
Share of profit of equity-accounted investees, net of tax	(17,084)	(15,658)
Net finance expense	60,521	52,922
(Gain)/loss on disposal of assets	(10,568)	(22,728)

Changes in working capital requirements	36,271	101,247
Change in cash guarantees	9	(45)
Change in inventory	49,200	90,388
Change in receivables from contracts with customers	(16,974)	21,883
Change in accrued income	(1,949)	16,236
Change in deferred charges	(8,361)	(2,439)
Change in other receivables	6,058	(4,796)
Change in trade payables	6,399	2,024
Change in accrued payroll	(3,366)	(486)
Change in accrued expenses	2,951	(17,495)
Change in deferred income	(1,615)	(4,259)
Change in other payables	2,992	1,072
Change in provisions for employee benefits	927	(836)

Income taxes paid during the period	652	217
Interest paid	(48,227)	(49,563)
Interest received	2,823	3,341
Dividends received from equity-accounted investees	3,025	4,144

Net cash from (used in) operating activities	18,433	848,551

Acquisition of vessels and vessels under construction	(352,515)	(134,914)
Proceeds from the sale of vessels	51,344	78,075
Acquisition of other tangible assets	(86)	(262)
Acquisition of intangible assets	(44)	(206)
Loans from (to) related parties	2,296	9,171
Lease payments received from finance leases	1,481	1,327

Net cash from (used in) investing activities	(297,524)	(46,809)

(Purchase of) Proceeds from sale of treasury shares	—	(99,998)
Proceeds from new borrowings	925,826	677,404
Repayment of borrowings	(414,032)	(842,489)
Repayment of lease liabilities	(41,786)	(24,176)
Repayment of commercial paper	(148,001)	(298,905)
Repayment of sale and leaseback	(16,953)	(12,254)
Transaction costs related to issue of loans and borrowings	(3,908)	(8,083)
Dividends paid	(18,158)	(333,691)

Net cash from (used in) financing activities	282,988	(942,192)

Net increase (decrease) in cash and cash equivalents	3,897	(140,450)

Net cash and cash equivalents at the beginning of the period	161,478	296,954
Effect of changes in exchange rates	(3,176)	5,096

Net cash and cash equivalents at the end of the period	162,199	161,600

of which restricted cash	—	—